EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Nine Months Ended September 30, 2018

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated joint ventures and after distribution of earnings from unconsolidated joint ventures	$119,805
Add:	Interest expense	63,897
	Depreciation expense on capitalized interest	1,586
	Amortization of deferred financing costs	2,685

	Earnings before fixed charges	$187,973

	Fixed charges:
	Interest expense	$63,897
	Amortization of deferred financing costs	2,685
	Capitalized interest	17,748

	Fixed charges	84,330

	Preferred unit distributions	354

	Combined fixed charges	$84,684

	Ratio of earnings to fixed charges	2.23

	Ratio of earnings to combined fixed charges	2.22